As filed with the Securities and Exchange Commission on May 26, 2022

Registration No. 811-02753

Registration No. 002-59353

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Post-Effective Amendment No. 107	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 107	☒

(Check appropriate box or boxes)

GUGGENHEIM VARIABLE FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

702 KING FARM BOULEVARD, SUITE 200, ROCKVILLE, MARYLAND 20850

(Address of Principal Executive Offices/Zip Code)

Registrant’s Telephone Number, including area code:

(301) 296-5100

Copies To:

Amy J. Lee, Vice President and Chief Legal Officer	Julien Bourgeois

Guggenheim Variable Funds Trust	Dechert LLP
702 King Farm Boulevard, Suite 200	1900 K Street, NW
Rockville, MD 20850	Washington, DC 20006

(Name and address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

Post-Effective Amendment No. 106 to the Registration Statement on Form N-1A (File No. 002-59353) (the “Registration Statement”) of Guggenheim Variable Funds Trust (the “Registrant”) was filed on April 29, 2022, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”). This Post-Effective Amendment No. 107 to the Registration Statement is being filed pursuant to Rule 462(d) under the 1933 Act solely for the purpose of filing an exhibit to the Registration Statement and making other related changes to Part C. Accordingly, this Post-Effective Amendment No. 107 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 107 relates to all series of the Registrant. This Post-Effective Amendment No. 107 does not modify any other part of the Registration Statement, and is not meant to supplant, supersede or otherwise affect Post-Effective Amendment No. 106 other than to modify Part C thereof. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No.  107 shall become effective immediately upon filing with the Securities and Exchange Commission. Part  A and Part B of Post-Effective Amendment No. 106, as may be amended or supplemented, are hereby incorporated by reference.

GUGGENHEIM VARIABLE FUNDS TRUST

PART C. OTHER INFORMATION

Item 28.		Exhibits

(a)	(1)	Amended and Restated Declaration of Trust - dated August 27, 2020 - Previously filed with Post-Effective Amendment No. 105 to Registration Statement 2-59353 (filed April 29, 2021).*

	(2)	Certificate of Trust - dated November 8, 2013 - Previously filed with Post-Effective Amendment No. 105 to Registration Statement 2-59353 (filed April 29, 2021).*

(b)		Amended and Restated By-Laws - dated August 27, 2020 - Previously filed with Post-Effective Amendment No. 105 to Registration Statement 2-59353 (filed April 29, 2021).*

(c)		Reserved

(d)	(1)	Investment Advisory Agreement with respect to Series F - Previously filed with Post-Effective Amendment No. 76 to Registration Statement 2-59353 (filed April 30, 2014).*

	(2)	Amended and Restated Investment Advisory Contract with respect to each Series except Series F and Series Z - Previously filed with Post-Effective Amendment No. 83 to Registration Statement 2-59353 (filed October 17, 2014).*

	(3)	Investment Advisory Contract with respect to Series Z - Previously filed with Post-Effective Amendment No. 81 to Registration Statement 2-59353 (filed September 24, 2014).*

	(4)	Amendment to Investment Advisory Agreement with respect to Series F - Previously filed with Post-Effective Amendment No. 95 to Registration Statement 2-59353 (filed April 24, 2017).*

	(5)	Amendment to Amended and Restated Investment Advisory Contract with respect to Series E - Previously filed with Post-Effective Amendment No. 95 to Registration Statement 2-59353 (filed April 24, 2017).*

	(6)	Amendment to Amended and Restated Investment Advisory Contract with respect to Series N, Series Q, Series X and Series Y - Previously filed with Post-Effective Amendment No. 95 to Registration Statement 2-59353 (filed April 24, 2017).*

	(7)	Second Amendment to Amended and Restated Investment Advisory Contract with respect to Series E - Previously filed with Post-Effective Amendment No. 97 to Registration Statement 2-59353 (filed April 17, 2018).*

	(8)	Amendment to Investment Advisory Contract with respect to Series Z - Previously filed with Post-Effective Amendment No. 99 to Registration Statement 2-59353 (filed April 24, 2019).*

	(9)	Investment Sub-Advisory Agreement with respect to Series E and P – Previously filed with Post-Effective Amendment No. 106 to Registration Statement 2-59353 (filed April 29, 2022).*

	(10)	Investment Sub-Advisory Agreement with respect to Series F – Previously filed with Post-Effective Amendment No. 106 to Registration Statement 2-59353 (filed April 29, 2022).*

(e)		Amended and Restated Distribution and Services Agreement with Guggenheim Funds Distributors, LLC - Previously filed with Post-Effective Amendment No. 95 to Registration Statement 2-59353 (filed April 24, 2017).*

(f)		Not applicable

(g)	(1)	Custody Agreement - The Bank of New York Mellon - Previously filed with Post-Effective Amendment No. 69 to Registration Statement 2-59353 (filed April 30, 2013).*

	(2)	Amended and Restated Schedule II to Custody Agreement - The Bank of New York Mellon - Previously filed with Post-Effective Amendment No. 261 to Registration Statement 2-19458 (filed December 13, 2018).*

(h)	(1)	Amended and Restated Expense Limitation Agreement - Guggenheim Partners Investment Management, LLC - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

	(2)	Amended and Restated Expense Limitation Agreement - Security Investors, LLC - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

	(3)	Amended and Restated Fund of Funds Waiver Agreement - Guggenheim Partners Investment Management, LLC - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

	(4)	Amended and Restated Fund of Funds Waiver Agreement - Security Investors, LLC - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

	(5)	Amended and Restated Underlying Series Waiver Agreement - Guggenheim Partners Investment Management, LLC – Previously filed with Post-Effective Amendment No. 106 to Registration Statement 2-59353 (filed April 29, 2022).*

	(6)	Amended and Restated Underlying Series Waiver Agreement - Security Investors, LLC – Previously filed with Post-Effective Amendment No. 106 to Registration Statement 2-59353 (filed April 29, 2022).*

	(7)	Fund Accounting and Administration Agreement - Previously filed with Post-Effective Amendment No. 76 to Registration Statement 2-59353 (filed April 30, 2014).

	(8)	Amendment to Fund Accounting and Administration Agreement - Previously filed with Post-Effective Amendment No. 95 to Registration Statement 2-59353 (filed April 24, 2017).*

	(9)	Transfer Agency Agreement - Previously filed with Post-Effective Amendment No. 76 to Registration Statement 2-59353 (filed April 30, 2014).*

	(10)	Amendment to Transfer Agency Agreement - Previously filed with Post-Effective Amendment No. 95 to Registration Statement 2-59353 (filed April 24, 2017).*

	(11)	Amendment to Fund Accounting and Administration Agreement - Previously filed with Post-Effective Amendment No. 105 to Registration Statement 2-59353 (filed April 29, 2021).*

	(12)	Amendment to Transfer Agency Agreement - Previously filed with Post-Effective Amendment No. 105 to Registration Statement 2-59353 (filed April 29, 2021).*

	(13)	Amended and Restated Fund of Funds Waiver Agreement - Guggenheim Partners Investment Management - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

	(14)	Amended and Restated Fund of Funds Waiver Agreement - Security Investors, LLC - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

	(15)	Form of Fund of Funds Agreement - Guggenheim Funds & Guggenheim Funds - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

(i)		Legal Opinion – Previously filed with Post-Effective Amendment No. 106 to Registration Statement 2-59353 (filed April 29, 2022).*

(j)		Not applicable

(k)		Not applicable

(l)		Not applicable

(m)		Distribution and Shareholder Services Plan - Previously filed with Post-Effective Amendment No. 95 to Registration Statement 2-59353 (filed April 24, 2017).*

(n)		Not applicable

(o)		Reserved

(p)	(1)	Code of Ethics - Guggenheim Variable Funds Trust, Security Investors, LLC and Guggenheim Funds Distributors, LLC - Previously filed with Post-Effective Amendment No. 283 to Registration Statement 2-19458 (filed January 28, 2022).*

	(2)	Code of Ethics - Guggenheim Partners Investment Management, LLC - Previously filed with Post-Effective Amendment No. 282 to Registration Statement 2-19458 (filed January 28, 2021).*

	(3)	Code of Ethics - Guggenheim Partners Advisors, LLC – Filed herewith.

(q)		Powers of Attorney - Previously filed with Post-Effective Amendment No. 275 to Registration Statement 2-19458 (filed December 30, 2019).*

* Incorporated by reference.

Item 29. Persons Controlled by or Under Common Control with Registrant

The Board of Trustees of the Registrant is the same as the board of certain other registrants, each of which has Security Investors, LLC (“Security Investors”), Guggenheim Partners Investment Management, LLC (“GPIM”), or an affiliate of Security Investors or GPIM as its investment adviser. In addition, the officers of the Registrant are substantially identical to those of the other registrants. Nonetheless, the Registrant takes the position that it is not under common control with the other registrants because the power residing in the respective boards and officers arises as the result of an official position with the respective registrants.

Item 30. Indemnification

Article VII, Section III of the Registrant’s Amended and Restated Declaration of Trust, which is filed hereunder, provides for indemnification of the Trustees, officers, employees and other agents of the Registrant who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Trust.

A policy of insurance covering Security Investors, LLC, Guggenheim Funds Distributors, LLC, Rydex Funds Services, the Registrant and certain other registrants advised by Security Investors, GPIM, or an affiliate of Security Investors or GPIM insures the Registrant’s trustees and officers against liability arising by reason of an alleged breach of duty caused by any negligent act, error or accidental omission in the scope of their duties. The independent trustees are also covered under a joint independent directors liability (“IDL”) insurance policy that covers the independent trustees of the other registrants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business or Other Connections of Investment Adviser

Security Investors serves as investment adviser to each Series, except Series F (Floating Rate Strategies Series). Security Investors is primarily engaged in the provision of investment advisory and management services to mutual funds and private accounts. The directors and officers of Security Investors consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of Security Investors is or has been engaged in any other business, profession, vocation or employment of a substantial nature during the past two fiscal years. Information as to the executive officers and directors of Security Investors is included in its Form ADV as filed with the SEC (File No. 801-8008) pursuant to the Investment Advisers Act of 1940, as amended, which is incorporated herein by reference.

GPIM serves as investment adviser for Series F (Floating Rate Strategies Series). GPIM is primarily engaged in the provision of investment advisory and management services to registered investment companies and private accounts. The directors and officers of GPIM consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of GPIM is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of GPIM is included in its Form ADV as filed with the SEC (File No. 801-66786) pursuant to the Investment Advisers Act of 1940, as amended, which is incorporated herein by reference.

Guggenheim Partners Advisors, LLC (“GPA”) serves as investment sub-adviser for Series E (Total Return Bond Series), Series F (Floating Rate Strategies Series), and Series P (High Yield Series). GPA is primarily engaged in providing certain global and sector macroeconomic analysis and similar advisory services to its investment adviser affiliates, including SI ad GPIM. The directors and officers of GPA consist primarily of persons who during the past two years have been active in the investment management business. To the knowledge of the Registrant, except as set forth below, as applicable, none of the directors or executive officers of GPA is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation or employment of a substantial nature. Information as to the executive officers and directors of GPA is included in its Form ADV as filed with the SEC (File No. 801-107511) pursuant to the Investment Advisers Act of 1940, as amended, which is incorporated herein by reference.

Item 32. Principal Underwriters

(a)

Guggenheim Funds Distributors, LLC serves as the principal underwriter for the Registrant, Guggenheim Funds Trust, Guggenheim Strategy Funds Trust, Transparent Value Trust, Rydex Series Funds, and Rydex Dynamic Funds.

(b)	The following information is furnished with respect to the directors and officers of Guggenheim Funds Distributors, LLC:

(1) Name and Principal Business Address	(2) Position and Offices with Underwriter	(3) Position and Offices with Registrant

Christopher Parisi 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Senior Vice President	None

Dina DiLorenzo 702 King Farm Blvd., Suite 200 Rockville, MD 20850	President	None

Dominick Colgiandro 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Chief Operating Officer	None

Dennis R. Metzger 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Chief Compliance Officer	None

Kevin M. McGovern 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Vice President	None

Julie Jacques One Security Benefit Place Topeka, KS 66636	Chief Financial Officer and Treasurer	None

Amy J. Lee 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Vice President, General Counsel and Secretary	Trustee, Chief Legal Officer and Vice President

Elisabeth A. Miller 702 King Farm Blvd., Suite 200 Rockville, MD 20850	Vice President	Chief Compliance Officer

(c)	Not applicable.

Item 33. Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Security Investors, LLC, 805 King Farm Blvd., Rockville, MD 20850, and 9401 Indian Creek Parkway, Suite 850, Overland Park, KS 66210; Star Compliance, 9200 Corporate Blvd., Suite 440, Rockville, MD 20850; Cyxtera, 350 E Cermak Rd., Chicago, IL 60616, 1919 Park Ave., Weehawken, NJ 07086; Guggenheim Investments, 222 Berkeley St., 11th Floor, Boston, MA 02116, 800 SW Jackson St., Topeka, KS 66612, 100 Wilshire Blvd., Santa Monica, CA 90401, 227 West Monroe St., Chicago, IL 60606; MUFG Investor Services, LLC, 805 King Farm Blvd. Rockville, MD, 20850; Bank of New York Mellon, 240 Greenwich St., New York, NY 10286; Iron Mountain, 1 Federal St., Boston, MA 02110; US Bank, 425 Walnut St., Cincinnati, OH 45202; Institutional Shareholder Services, Inc., 702 King Farm Blvd., Suite 400, Rockville, MD 20850; Guggenheim Services, LLC, 227 West Monroe St. Suite 4000, Chicago, IL 60606; Guggenheim Partners Investment Management, LLC, 231 South Bemiston Ave., Suite 1400, MO 63105, 702 King Farm Blvd., Suite 200, Rockville, MD 20850, 330 Madison Ave., New York, NY 10017, 3414 PeachTree Road NE, Suite 975, Atlanta, GA 30326, 227 West Monroe St. Chicago, IL 60606; Lexington Management Corporation, Park 80 West, Plaza Two, Saddle Brook, NJ 07663; T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202; Meridian Investment Management Corporation, 12835 Arapahoe Road, Tower II, 7th Floor, Englewood, CO 80112; Strong Capital Management, Inc., 100 Heritage Reserve, Menomonee Falls, WI 53051; Templeton/Franklin Investment Services, Inc., 777 Mariners Island Boulevard, San Mateo, CA 94404; Alliance Capital Management, L.P., 1345 Avenue of the Americas, New York, NY 10105; Oppenheimer Management Corporation, 498 Seventh Avenue, New York, NY 10018; Wellington Management Company, LLP, 75 State Street, Boston, MA 02109; Northern Trust Investments, N.A., 50 La Salle Street, Chicago, IL 60603, RS Investment Management, L.P., 388 Market Street, San Francisco, CA 94111; Templeton Investment Counsel, LLC, 500 East Broward Boulevard, Ft. Lauderdale, FL 33394; and The Dreyfus Corporation, 200 Park Avenue, New York, NY 10166. Records relating to the duties of the Registrant’s custodian are maintained by UMB, n.a., 928 Grand Avenue, Kansas City, MO 64106, Chase Manhattan Bank, 4 Chase MetroTech Center, 18th Floor, Brooklyn, NY 11245, Banc of America Securities, LLC, 9 West 57th Street, New York, NY 10019, State Street Bank & Trust Company, 225 Franklin, Boston, MA 02110 and The Bank of New York Mellon, 2 Hanson Place, 9th Floor, Brooklyn, NY 11217.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940, the Registrant has duly caused Post-Effective Amendment No. 107 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 26th day of May 2022.

GUGGENHEIM VARIABLE FUNDS TRUST (the Registrant)

By:	/s/ Brian E. Binder
Brian E. Binder, Chief Executive
Officer and President (Principal Executive Officer)

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 26th day of May 2022.

Randall C. Barnes Trustee	GUGGENHEIM VARIABLE FUNDS TRUST

Angela Brock-Kyle Trustee	By:	/s/ Amy J. Lee Amy J. Lee, Trustee, Vice President, Chief Legal Officer and Attorney-In-Fact for the Trustees Whose Names Appear Opposite

Thomas F. Lydon, Jr. Trustee	By:	/s/ John L. Sullivan John L. Sullivan, Chief Financial Officer, Treasurer and Chief Accounting Officer (Principal Financial and Accounting Officer)

Ronald A. Nyberg Trustee	By:	/s/ Brian E. Binder Brian E. Binder, President and Chief Executive Officer (Principal Executive Officer)

Sandra G. Sponem Trustee

Ronald E. Toupin, Jr. Trustee

EXHIBIT INDEX

(p)(3)	Code of Ethics - Guggenheim Partners Advisors, LLC